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June 12, 2012

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone:  202-551-3810

Re:	CBS Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 1-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated May 29, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011.  For purposes of this letter, the Company refers to its Annual Report on Form 10-K for the year ended December 31, 2011 as its “2011 Form 10-K” and its Annual Report on Form 10-K for the year ended December 31, 2012 as its “2012 Form 10-K”.  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

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June 12, 2012

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies

Programming and Production Costs, page II-28

1.
We note your response to comments five and seven of our comment letter dated April 13, 2012.  To enable your investors to better understand the nature of the fluctuations in programming costs arising from multi-year sports rights agreements which you referred to in your MD&A, please discuss the methods, assumptions and estimates underlying your critical accounting measurements of relative value and net realizable value for such agreements or explain to us your consideration for not providing such information.  Please provide us your proposed disclosures that you will include in future filings.

The Company respectfully notes that the method of accounting for and the risk associated with accounting estimates related to multi-year sports programming agreements is covered within the discussion of acquired programming in the Critical Accounting Policy relating to “Programming and Production Costs” on pages II-28 and II-29 of the 2011 Form 10-K.  In response to the Staff’s Comment, in future filings, beginning with the 2012 Form 10-K, the Company will clarify its disclosure to refer to multi-year sports programming agreements.  For the convenience of the Staff, the expanded disclosure in the Critical Accounting Policies section has been compared to the disclosure which appeared on page II-29 of the 2011 Form 10-K.  In this regard, please note that only the expanded disclosures which have been added in response to the Staff’s Comment have been underlined.

*   *   *

“The costs incurred in acquiring television series and feature film programming are capitalized when the program is accepted and available for airing and the costs of programming rights licensed under multi-year sports programming agreements are capitalized if the rights payments are made before the related economic benefit has been received.  These costs are expensed over the period in which an economic benefit is expected to be derived.  Management’s judgment is required in determining the timing of the expensing of these costs, which is dependent on the economic benefit expected to be generated from the program.

Ultimate revenue estimates for internally produced television programming and theatrical films, and the estimated economic benefit for acquired programming, which includes television series, feature films and sports, are updated regularly based on information available as the program progresses through its life cycle or contractual term.  Overestimating ultimate revenues or a failure to adjust for a downward revision in the estimated economic benefit to be generated from acquired programming could result in the understatement of the amortization of capitalized production or programming costs, future net realizable value adjustments and/or estimated accruals for participation expense.”

June 12, 2012

Basis of Presentation and Summary of Significant Accounting Policies, page II-48

2.
Please disclose your accounting policy for multi-year sports rights agreements and for the related annual contractual payments, including your basis for capitalization, amortization and measurement of relative value and net realizable value of each year in the arrangements.  If applicable, disclose the differences in your accounting for national, international, local and regional sports contracts.  Please provide us your proposed disclosures that you will include in future filings.

In response to the Staff’s Comment, in future filings, beginning with the 2012 Form 10-K, the Company will expand the last two sentences of its existing “Programming Inventory” policy disclosure in the “Basis of Presentation and Summary of Significant Accounting Policies” footnote (on pages II-48 and II-49 of the 2011 Form 10-K) to describe the accounting policy for multi-year sports programming agreements.  The Company notes that it follows the same accounting policy for all of its multi-year sports programming agreements.  For the convenience of the Staff, the expanded disclosure has been compared to the disclosure which appeared in the 2011 Form 10-K.  In this regard, please note that only the expanded disclosures which have been added in response to the Staff’s Comment have been underlined.

*   *   *

“The costs incurred in acquiring television series and feature film programming are capitalized when the program is accepted and available for airing.  These costs are amortized over the period in which an economic benefit is expected to be derived based on the timing of the Company’s usage of and benefit from such programming.  The costs of programming rights licensed under multi-year sports programming agreements are capitalized if the rights payments are made before the related economic benefit has been received.  These costs are expensed over the period in which an economic benefit is expected to be derived based on the relative value of the events broadcast by the Company during a period.  The relative value for an event is determined based on the revenues generated for that event in relation to the estimated total revenues over the remaining term of the sports programming agreement.  For the Company’s multi-year sports programming agreements where the rights payments for a season approximate the relative value of the events broadcast by the Company during that season, those rights payments are expensed during such season.

Lifetime revenues estimates for internally produced television programming and theatrical films, and the estimated economic benefit for acquired programming, including revenue projections for multi-year sports programming, are periodically reviewed and adjustments, if any, will result in changes to amortization rates, future net realizable value adjustments and/or estimated accruals for participation expense.”

June 12, 2012

*   *   *

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Leslie Moonves, President and Chief Executive Officer
Joseph R. Ianniello, Executive Vice President and Chief Financial Officer
Gary L. Countryman, Chair of the Audit Committee
Louis J. Briskman, Executive Vice President and General Counsel
Lawrence Liding, Senior Vice President, Controller and Chief Accounting Officer
Stefanie Kane, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Dean Suehiro, Securities and Exchange Commission
Jessica Plowgian, Securities and Exchange Commission